Exhibit 11

STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

INCOME/(LOSS) PER SHARE

Computation of income/(loss) per share
(in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

Net income/(loss)	$84	$(12,059)	$(780)	$(18,195)

Weighted average shares of common stock outstanding	59,021	55,361	58,703	55,353
Weighted average shares of common stock held for former Women.com stockholders not yet tendered	56	187	56	187
Weighted average shares of common stock held for former Promotions.com stockholders not yet tendered	2	2	2	2

Adjusted weighted average shares of common stock outstanding used in computing basic net income/(loss) per share	59,079	55,550	58,761	55,542

Adjusted weighted average shares of common stock outstanding used in computing diluted net income/(loss) per share	64,425	55,550	58,761	55,542

Basic and diluted net income/(loss) per share – pro forma	$0.00	$(0.22)	$(0.01)	$(0.33)